Exhibit 99.1

IAMGOLD CORPORATION

and

IAMGOLD-QUÉBEC MANAGEMENT INC.

and

NATIONAL BANK OF CANADA

US $50,000,000 LETTER OF CREDIT FACILITY

CREDIT AGREEMENT

DATED AS OF 23 APRIL 2010

BORDEN LADNER GERVAIS LLP

BLAKE CASSELS & GRAYDON LLP

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.1	Definitions	1
1.2	Construction	8
1.3	Certain Rules of Interpretation	8
1.4	Terms Generally	9
1.5	Knowledge	9
1.6	Performance on Banking Days	9
1.7	Accounting Terms	9

ARTICLE 2 - THE CREDIT		9
2.1	Amount and Availment Options	9
2.2	Reborrowing	10
2.3	Use of the Credit	10
2.4	Term and Repayment	10
2.5	Interest Rates and Fees	10
2.6	Other Fees	11
2.7	Additional Obligors	11

ARTICLE 3 - DISBURSEMENT CONDITIONS		11
3.1	Conditions Precedent to Initial Advance	11
3.2	Conditions Precedent to all Advances	12

ARTICLE 4 - ADVANCES		13
4.1	Evidence of Indebtedness	13
4.2	Calculation and Other Matters Regarding Interest and Fees	13
4.3	Renewals and Reductions	15
4.4	Notice of Advances	15
4.5	Term of Advances	15
4.6	Payment of L/Cs	16
4.7	Issuance and Use of L/Cs	16
4.8	Reimbursement Obligation - L/Cs	16

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES		17
5.1	Representations and Warranties	17
5.2	Survival of Representations and Warranties	20

ARTICLE 6 - COVENANTS		20
6.1	Positive Covenants	20
6.2	Periodic Reports	21
6.3	Ownership of the Obligors	23

ARTICLE 7 - DEFAULT		23
7.1	Default	23
7.2	Acceleration and Termination of Rights	24
7.3	Remedies	25
7.4	Third Parties	25
7.5	Remedies Cumulative	25

- i -

7.6	Set-Off or Compensation	25

ARTICLE 8 - SUCCESSORS AND ASSIGNS		26
8.1	Successors and Assigns	26
8.2	Participations	26

ARTICLE 9 - MISCELLANEOUS PROVISIONS		27
9.1	Severability, Etc.	27
9.2	Amendment, Supplement or Waiver	27
9.3	Governing Law	28
9.4	This Agreement to Govern	28
9.5	Currency	28
9.6	Expenses and Indemnity	29
9.7	Taxes	30
9.8	Increased Costs etc.	31
9.9	Mitigation Obligations	32
9.10	Illegality	33
9.11	Currency Indemnity	33
9.12	Notices	33
9.13	Time of the Essence	34
9.14	Further Assurances	34
9.15	Term of Agreement	34
9.16	Counterparts and Facsimile	34
9.17	Waiver of Consequential Damages Etc.	35
9.18	Treatment of Certain Information: Confidentiality	35
9.19	Entire Agreement	36
9.20	This Agreement to Govern	37
9.21	Language	37
9.22	Date of Agreement	37

SCHEDULE A COMPLIANCE CERTIFICATE		1

SCHEDULE B NOTICE OF ADVANCE		1

SCHEDULE C INFORMATION THAT MAY BE DISCLOSED		1

SCHEDULE D AGREEMENT OF NEW OBLIGOR		1

SCHEDULE E FORM OF EDC ACCOUNT PERFORMANCE SECURITY GUARANTEE		1

- ii -

CREDIT AGREEMENT dated as of 23 April 2010

BETWEEN:

IAMGOLD CORPORATION

-and-

IAMGOLD-QUÉBEC MANAGEMENT INC.

and

NATIONAL BANK OF CANADA

RECITALS:

A.	The Lender has offered to establish a facility under which L/Cs may be obtained by IMG and wholly-owned Restricted Parties incorporated in Canada with the benefit of credit support provided by EDC.

B.	The Parties are entering into this Agreement to provide for the terms of the facility.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE 1 -

INTERPRETATION

1.1 Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

(1)

“Advance” means an availment of the Credit by an Obligor by way of the issuance of an L/C. Any reference to the amount of Advances is a reference to the sum of the undrawn amount of all outstanding L/Cs and the amount of any L/C for which an Obligor has failed to provide for payment under Section 4.6.

(2)	“Advance Date” means the date, which shall be a Banking Day, of any Advance.

(3)

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

(4)	“Agreement” means this Credit Agreement, including all Schedules to this Credit Agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

(5)

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

(6)

“Banking Day” means a day of the year, other than a Saturday or a Sunday, on which the Lender is open for normal banking business at its head office in Montreal, Canada and its principal office in Toronto, Canada.

(7)	“Base Rate” means, on any day, the greatest of:

(a)	the annual rate of interest announced by the Lender on that day as its reference rate for commercial loans made by it in Canada in US Dollars;

(b)	the Federal Funds Effective Rate plus 0.50% per annum; and

(c)	LIBOR plus 1.00% per annum.

(8)	“Canadian Dollar”, “C$”, “CAD” and “$” each means the lawful currency of Canada.

(9)

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

(10)	“Compliance Certificate” means a certificate in the form of SCHEDULE A.

(11)

“Constating Documents” means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests, all as in effect from time to time.

(12)

“Contract” means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

(13)

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

(14)	“Credit” is defined in Section 2.1(1).

(15)	“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

(16)	“EDC” means Export Development Canada.

(17)	“EDC Agreement” means any agreement to which EDC and one or more Obligors are party pursuant to which EDC issues EDC Guarantees.

(18)

“EDC Guarantees” means the Account Performance Security Guarantee issued by EDC to the Lender in substantially the form attached as SCHEDULE E and any future Account Performance Security Guarantee issued by EDC to the Lender in substantially the form attached as SCHEDULE E but with changes satisfactory to the Lender.

(19)

“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated and whether voting or non-voting.

(20)	“Event of Default” is defined in Section 7.1.

(21)

“Exchange Rate” means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Lender’s mid rate (i.e., the average of the Lender’s spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day. If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Lender’s mid rate.

(22)

“Excluded Taxes” means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of the Lender, in which its applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to an assignment made when an Event of Default has occurred and is continuing or (ii) any other assignee to the extent that IMG has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an Advance that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new Lending Office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 9.7, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 9.7. For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

(23)

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Lender from three Federal Funds brokers of recognized standing.

(24)

Foreign Lender” means an assignee of the Lender that is not organized under the laws of the jurisdiction in which an Obligor is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which an Obligor is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

(25)	“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants or any successor institute.

(26)

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

(27)	“IMG” means Iamgold Corporation, a corporation existing under the Canada Business Corporations Act.

(28)	“IMQ” means Iamgold-Québec Management Inc., a company amalgamated under the Companies Act (Québec).

(29)	“Indemnified Taxes” means Taxes other than Excluded Taxes.

(30)

“L/C” or “Letter of Credit” means a standby letter of credit or letter of guarantee denominated in Canadian Dollars or US Dollars in a form satisfactory to the Lender, issued by the Lender at the request of an Obligor in favour of any Governmental Authority in Canada to secure the payment or performance of an obligation of an Obligor to the Governmental Authority. An L/C must qualify as a “Bank Instrument” as defined in the applicable EDC Guarantee.

(31)

“L/C Fees” means, with respect to an L/C, the amount calculated by multiplying (i) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.5 by (ii) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

(32)	“Lender” means National Bank of Canada, a bank listed on Schedule I of the Bank Act (Canada).

(33)	“Lending Office” means the office or offices from which the Lender makes Advances and receives payments pursuant to this Agreement from time to time.

(34)	“LIBOR” means either:

(a)

the rate expressed as a percentage per annum for deposits in US Dollars in the London interbank market for a period equal 30 days and in an amount approximately equal to US $1,000,000 that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) on the day in question; or

(a)

if no such rate appears as contemplated in item (a), the interest rate expressed as a percentage per annum at which deposits in US Dollars are offered by the principal office of the Lender in London, England, in the London interbank market at 11:00 a.m. (London time) on the day in question for a period equal to 30 days and in an amount approximately equal to US $1,000,000.

(35)	“Lien” means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, instalment sale agreement, capital lease or other title retention agreement relating to such Property.

(36)	“Loan Documents” means this Agreement, the EDC Guarantees and all other documents relating to the Credit.

(37)	“Margin” means the rate at which L/C Fees are calculated from time to time, disregarding any increase applicable after Default, plus 2.00% per annum.

(38)

“Material Adverse Effect” means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Restricted Parties, taken as a whole, that either individually or in the aggregate materially adversely affects or could, in the reasonable opinion of the Lender, materially adversely affect the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) applicable economic or market conditions of the gold mining industry, (b) any change in prevailing interest rates or market prices or (c) any change in GAAP.

(39)

“Material Subsidiary” means any Subsidiary of IMG (whether or not wholly-owned) (a) that, as of the end of any fiscal quarter of IMG, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (b) that, as of the end of any fiscal quarter of IMG, has total consolidated revenue for the last 12 months of or equivalent to US $20,000,000 or more, or (c) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to IMG on a consolidated basis equivalent to US$40,000,000 or more, or (d) that directly or indirectly holds Equity Interests of a Material Subsidiary. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Lender.

(40)

“Non-Recourse Subsidiary” means any Subsidiary of IMG that IMG designates as a Non-Recourse Subsidiary, with the consent of the Lender. As of the date of this Agreement, there are no Non-Recourse Subsidiaries.

(41)

“Obligations” means all obligations of any Obligor to the Lender under or in connection with this Agreement, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by any Obligor to the Lender in any currency or remaining unpaid by any Obligor to the Lender in any currency under or in connection with this Agreement, whether arising from dealings between the Lender and any Obligor or from any other dealings or proceedings by which the Lender may be or become in any manner whatever a creditors of any Obligor under or in connection with this Agreement, and wherever incurred, and whether incurred by any Obligor alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses.

(42)	“Obligors” means IMG, IMQ and other wholly-owned Restricted Parties incorporated in Canada that become Obligors in accordance with this Agreement.

(43)

“Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

(44)

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

(45)	“Participant” is defined in Section 8.2(1).

(46)	“Parties” means collectively the Obligors and the Lender.

(47)

“Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

(48)	“Person” or “person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

(49)	“Prime Rate” means, on any day, the greater of:

(a)	the annual rate of interest established by the Lender as its reference rate for that day for commercial loans made by it in Canada in Canadian Dollars;

(b)	the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Montreal time on that day, plus 1.00% per annum.

(50)	“Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether corporeal or incorporeal, and includes rights under Contracts and Permits.

(51)	“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

(52)	“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

(53)	“Restricted Parties” means IMG and all of its Subsidiaries, including the other Obligors, but excluding any Non-Recourse Subsidiary.

(54)	“Subsidiary” of a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

(55)

“Syndicated Credit Agreement” means the amended and restated credit agreement dated as of 24 March 2010 between IMG as borrower, other Restricted Parties as guarantors, the lenders from time to time party to the agreement (including the Lender and EDC) and The Bank of Nova Scotia as agent.

(56)

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

(57)	“US Dollars”, “US$” and “USD” mean the lawful currency of the United States of America.

1.2

Construction. The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3	Certain Rules of Interpretation. In this Agreement:

(a)

the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)	unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)	“the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)	all references to specific times are references to Montreal, Québec time;

(c)

covenants and representations by IMQ shall not be considered as being made by IMQ jointly or solidarily with the other Obligors if and for as long as doing so would contravene provisions of the Companies Act (Québec) concerning financial assistance (it being anticipated that those provisions will be repealed during the term of this Agreement).

1.4

Terms Generally. The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5

Knowledge. In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6

Performance on Banking Days. If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day.

1.7	Accounting Terms. In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

ARTICLE 2 -

THE CREDIT

2.1	Amount and Availment Options

(1)

Subject to the terms and conditions of this Agreement, the Lender shall provide a credit (the “Credit”) for the use of IMG, IMQ and other wholly-owned Restricted Parties incorporated in Canada that become Obligors in the amount of up to US $50,000,000.

(2)	The Credit may be used by Obligors requesting that L/Cs be issued by the Lender for their respective accounts.

(3)

Notwithstanding anything in this Agreement to the contrary, each Obligor other than IMG shall only be liable to the Lender for Obligations under or in connection with L/Cs that have been issued for that Obligor’s account. IMG shall be liable to the Lender for Obligations under or in connection with L/Cs that have been issued for its account and for all Obligations for which the other Obligors are not liable.

2.2	Reborrowing.

The Credit is a revolving credit and if the Obligations relating to a particular L/C are performed or terminated, the amount of that L/C may be re-availed, if the Obligors are otherwise entitled to an Advance under the Credit.

2.3	Use of the Credit.

The Credit may only be used to obtain issuance of L/Cs in the Ordinary Course to secure the respective obligations of IMG, IMQ and other wholly-owned Restricted Parties incorporated in Canada that become Obligors, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement.

2.4	Term and Repayment.

(1)

The Credit shall be repaid in full and cancelled on or before 22 April 2011. If no Default has occurred and is continuing, IMG may request that the maturity date of the Credit be extended by up to 364 days on each request in accordance with the procedures specified in this Section 2.4.

(2)

IMG shall, if it wishes to extend the maturity date of the Credit, make a request to the Lender by written notice within 30 days after delivery of annual financial statements in accordance with Section 6.2(1)(b), beginning with the 2010 financial statements. The Lender shall provide a written response to that request to IMG within 30 days, but if the Lender does not do so, it shall be deemed to have declined the request and shall have no liability for failing to respond. If the Lender agrees to extend the maturity date of the Credit, the maturity date shall be extended by up to 364 days from the then applicable maturity date of the Credit. Notwithstanding the foregoing, IMG may, in consultation with the Lender concerning timing, make a request to the Lender during the first year of this Agreement for an interim extension of the maturity date to a time that would allow IMG to provide 2010 financial statements so that the Lender can consider a request for a further 364 day extension.

2.5	Interest Rates and Fees

(1)

Each Obligor shall pay L/C Fees on L/Cs issued for its account, calculated at a rate of 0.35% per annum and payable quarterly in arrears on the last Banking Day of each of IMG’s fiscal quarters. The rate for L/C Fees shall be increased by 2% per annum if a Default has occurred and is continuing.

(2)

IMG shall pay or cause one or more other Obligors to pay a standby fee on the daily unavailed portion of the Credit at a rate of 0.10% per annum. The standby fee shall be calculated daily beginning on 23 April 2010 and shall be payable quarterly in arrears on the last Banking Day of each of IMG’s fiscal quarters, with the first payment to be made on 30 June 2010. On termination of the Credit, IMG shall also pay or cause one or more other Obligors to pay any accrued but unpaid standby fees.

2.6	Other Fees. IMG shall, concurrently with the execution of this Agreement, pay the Lender a non-refundable commitment fee of US $25,000.

2.7

Additional Obligors. IMG may designate other wholly-owned Restricted Parties that are incorporated in Canada as Obligors if it causes the delivery of an agreement by each new Obligor in the form of SCHEDULE D, documents relating to the new Obligor equivalent to those delivered under Sections 3.1(3) and 3.1(4), and an EDC Guarantee in support of L/Cs requested by the new Obligor. IMG’s right to designate other Obligors is also subject to it providing the Lender with historical financial statements of the proposed Obligor as reasonably requested by the Lender, and to the Lender being satisfied with the form and content of those financial statements.

ARTICLE 3 -

DISBURSEMENT CONDITIONS

3.1

Conditions Precedent to Initial Advance. The conditions precedent specified in this Section 3.1 must be satisfied at or before the time of the first Advance under this Agreement, unless waived by the Lender. Where delivery of documents is referred to, the documents shall be delivered to the Lender, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lender.

(1)	Financial Information. The Lender shall have received IMG’s audited consolidated financial statements for its fiscal period ended 31 December 2009.

(2)	Documents. The Lender shall have received:

(a)	a duly executed copy of this Agreement;

(b)	the EDC Guarantee in substantially the form attached as SCHEDULE E.

(3)	Corporate and Other Information. The Lender shall have received:

(a)

a certificate of each Obligor, certifying as to its Constating Documents (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents and such other corporate information as the Lender may reasonably require; and

(b)	a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor and for each jurisdiction where any Obligor carries on business.

(4)	Opinion. The Lender shall have received the opinion of Blake Cassels & Graydon LLP, Canadian counsel to the Obligors, addressed to the Lender.

(5)	Other Matters. The following conditions must be satisfied:

(a)	the Lender must have received payment of all fees payable to the Lender on or before the first Advance under this Agreement, and the reimbursement of all expenses incurred including legal fees;

(b)	the other conditions in this Section 3.1 must be satisfied no later than 14 May 2010; and

(c)	the Lender shall have received such other documents as it may reasonably require.

3.2

Conditions Precedent to all Advances. In addition to the other conditions precedent specified in this Agreement, the obligation of the Lender to make any Advance is subject to the conditions precedent that:

(a)	no Default has occurred and is continuing on the Advance Date, or would result from making the Advance;

(b)	the Lender has received timely notice as required under Section 4.4;

(c)

an EDC Guarantee must be in effect relating to the particular Advance, the Lender must have received a “Confirmation” (as defined in the applicable EDC Guarantee) regarding the L/C that is the subject of the Advance and the Obligor that is the applicant for that L/C must have reimbursed the Lender for the “Account PSG Fee” (as defined in the applicable EDC Guarantee) regarding that L/C;

(d)

if the Lender has not received an EDC Guarantee specifying an “Account PSG Currency” matching the currency and amount of each then-outstanding Advance and the proposed Advance, and if the aggregate principal amount of the then-outstanding Advances and the proposed Advance would be greater than or equal to 80% of the lesser of the then-current maximum principal amount of the Credit and the aggregate amount of the EDC Guarantee(s), based on their equivalent amounts in US Dollars, the Obligors must obtain and deliver to the Lender further EDC Guarantee(s) and/or take other steps, in each case satisfactory to the Lender, to address the Lender’s risk under the EDC Guarantee(s) arising from the mismatch of currencies;

(e)	in the case of any Advance to IMQ after the Advances contemplated on or about the date of this Agreement, the Lender must have received financial statements for IMQ’s 2009 fiscal year and must be satisfied with the form and content of those financial statements;

(f)	no event, fact or circumstance or series of events, facts or circumstances shall have occurred and caused a Material Adverse Effect;

(g)

the Lender must not have received notice under subsection 224(1.1) of the Income Tax Act (Canada) or any successor provision thereto or any comparable provision of any other taxing statute in respect of any Obligor; and

(h)	all other terms and conditions of this Agreement on which an Advance may be obtained are fulfilled.

ARTICLE 4 -

ADVANCES

4.1

Evidence of Indebtedness. The Lender shall maintain records concerning the Obligations. The records maintained by the Lender shall constitute prima facie evidence of the Obligations and all related details. The failure of the Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Obligors to pay any of the Obligations in accordance with this Agreement.

4.2	Calculation and Other Matters Regarding Interest and Fees.

(1)

Any interest shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.5, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the applicable rate, both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand.

(2)

Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

(3)

In this Section 4.2, any reference to a “calendar year” means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

(4)

The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.5, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year.

(5)

The standby fee shall be calculated daily on the undrawn amount of the applicable Credit at the rate for calculation of the standby fee specified in Section 2.5, beginning on the date of this Agreement, and each payment shall cover the period from and including the date of this Agreement or the previous date on which the standby fee was due in accordance with Section 2.5, as the case may be, to but excluding the date on which the standby fee is due.

(6)

If an Obligor fails to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, that Obligor shall, on demand, pay interest on the overdue amount to the Lender from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a per annum rate equal to the Prime Rate plus the Margin (if the amount is denominated in Canadian Dollars) or the Base Rate plus the Margin (if the amount is denominated in US Dollars), in each case compounded monthly.

(7)

The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lender of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Lender shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the applicable Obligor(s). For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive.

4.3	Renewals and Reductions.

(1)

Subject to the other terms of this Agreement, an Obligor may from time to time renew an L/C at its maturity date by extending the maturity date. Without limiting the foregoing, it is a condition of any renewal (including an automatic renewal in accordance with the terms of an L/C) that a further “Confirmation” (as defined in the applicable EDC Guarantee) regarding the renewed L/C be received by the Lender from EDC. In connection with a proposed automatic renewal, the further “Confirmation” must be received by the Lender from EDC not later than 30 days before the time at which the Lender must give notice of non-renewal to the beneficiary under the L/C, failing which the Lender may in its sole discretion give notice of non-renewal.

(2)

IMG may from time to time, by giving not less than five Banking Days’ notice to the Lender and paying all accrued and unpaid standby fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Lender of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US $10,000,000 and a whole multiple of US $1,000,000. The Obligors must ensure that the amount of Advances is less than or equal to the reduced amount of the Credit when the reduction becomes effective. The Obligors shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

4.4	Notice of Advances.

(1)	An Obligor shall give the Lender irrevocable notice, in the form attached as SCHEDULE B, of any request for any Advance for its account.

(2)

Notice for an Advance shall be given not later than the third Banking Day before the Advance Date or at such earlier time as Lender may reasonably require so that it has sufficient time to review the proposed form of L/C.

(3)

Notices shall be given not later than 10:00 a.m. on the date for notice. Payments must be made before 11:00 a.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless the Lender agrees, in its sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

4.5	Term of Advances.

(1)

Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may extend beyond the then-current maturity date of the Credit), and may provide for automatic renewal of its term for successive periods of up to one year each as long as the Lender has the right to avoid automatic renewal by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may be renewed by an Obligor (including through an automatic extension provision when the Lender chooses not to give notice of non-renewal) subject to complying with the terms of this Agreement applicable to an Advance by way of L/C.

4.6	Payment of L/Cs.

(1)	The Obligor for whose account an L/C was issued shall pay the Lender each amount paid to the beneficiary of the L/C for value on the date on which the Lender makes a payment.

(2)

If an Obligor fails to provide for payment in accordance with Section 4.6(1), it shall pay interest on the unpaid amount at a per annum rate equal to the Prime Rate plus the Margin in the case of failure to provide for a Canadian Dollar L/C or the Base Rate plus the Margin in the case of failure to provide for a US Dollar L/C.

4.7	Issuance and Use of L/Cs.

(1)

A request for an Advance shall be made by an Obligor in accordance with Section 4.4. A request shall include the details of the L/C to be issued. The Lender shall promptly notify the Obligor of any comment concerning the form of the L/C requested and shall, if the Obligor is otherwise entitled to an Advance, issue the L/C to it on the Advance Date or as soon afterwards as the Lender is satisfied with the form of L/C to be issued.

(2)

No Obligor shall directly or indirectly use or provide an L/C as security for loans or advances from any other Person, or for any other purpose not expressly contemplated by this Agreement and the applicable EDC Guarantee.

4.8	Reimbursement Obligation - L/Cs

Notwithstanding Section 4.6 or any other provision of this Agreement, the obligation of the Obligor for whose account an L/C was issued to reimburse the Lender for a payment to a beneficiary of an L/C shall be absolute and unconditional, but without prejudice to the Obligor’s right, after reimbursing the Lender, to claim damages from the Lender for matters arising from the Lender’s wilful misconduct or gross negligence. The Obligor’s obligation shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall its obligation be subject to any defence or be affected by any right of compensation, set-off, counter-claim or recoupment that it may have now or in the future against the beneficiary, the Lender or any other Person for any reason whatsoever, including the fact that the Lender paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Obligor to the Lender or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Lender of a Demand. Any action, inaction or omission taken or suffered by the Lender under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the Obligors and shall not place the Lender under any resulting liability to the Obligors. Without limiting the foregoing, the Lender may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary. No Obligor shall take any steps, issue any instructions to the Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Lender or its correspondents to honour or pay any Demand. Each Obligor’s obligations under this Section in respect of a particular L/C shall continue until they have been fully performed or the L/C has been cancelled, notwithstanding the expiry of the term of the Credit.

ARTICLE 5 -

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties. Each Obligor represents and warrants to the Lender as specified in this Section 5.1.

(1)

Organization. It is a duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of formation and has the corporate power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party, to own or dispose or lease its Property and to carry on the business in which it is engaged.

(2)

Authorization. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

(3)	Absence of Conflict. The execution, delivery and performance by it of the Loan Documents to which it is or will be a party will not result in:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation under:

(i)	any material Contract to which it is a party or by which any of its Property is bound or affected;

(ii)	any material Permit by which it or any of its Property is bound or affected;

(iii)	any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

(iv)	any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

(v)	any approval issued to it, held by it, for its benefit or necessary to the ownership of its Equity Interests; or

(vi)	any Applicable Law;

(b)	the creation or imposition of any Lien on any Property of any Restricted Party or the requirement to create any Lien on any Property of any Restricted Party; or

(c)	the forfeiture of any Property of any Restricted Party.

(4)

No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property to secure the Obligations.

(5)	Loan Documents.

(a)

Enforceability. The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b)	No Default has occurred and is continuing.

(6)

Litigation. As of the date of execution of this Agreement, there are no suits, actions, disputes, investigations, claims, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, “Claims”), in each case pending or outstanding, or, to its knowledge threatened, against any Restricted Party that, in each case, could have a Material Adverse Effect. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(7)

Financial Statements. All of the historical financial statements which have been furnished to the Lender in connection with this Agreement are complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of IMG on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of IMG on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included and (b) in accordance with GAAP, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

(8)

Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Lender were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(9)

Disclosed Liabilities. The Restricted Parties have no liabilities (whether absolute, accrued, contingent or other) obligations of the type required to be included in the consolidated financial statements of IMG in accordance with GAAP that are not fully included on IMG’s audited consolidated financial statements provided to the Lender for its most recently-completed fiscal year or IMG’s consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than liabilities and obligations incurred after such fiscal year end or fiscal quarter end in the Ordinary Course, none of which materially and adversely affects the financial position of IMG on a consolidated basis.

(10)	Full Disclosure. There is no fact that it has not disclosed to the Lender in writing that would have a Material Adverse Effect.

(11)	Taxes and Withholdings.

(a)

Each Restricted Party has (i) duly filed on a timely basis all material income tax returns and all other material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP and, except as disclosed in writing to the Lender from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Restricted Party in accordance with GAAP.

(b)

Each Restricted Party has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(12)

Ranking. Its debts, liabilities and obligations under or in connection with this Agreement and the other Loan Documents, including the Obligations, are and will at all times be its direct and unconditional general obligations and rank and will at all times rank in right of payment and otherwise at least pari passu with all of its present and future unsecured, unsubordinated indebtedness.

(13)	Solvency.

(a)

The aggregate of its Property is, at a fair valuation, sufficient, and, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all of its obligations and liabilities, due and accruing due.

(b)	It is able to meet its obligations as they generally become due and it has not ceased paying its current obligations in the Ordinary Course as they generally become due.

(14)

International Financial Reporting Standards. It has assessed the impact that the conversion to International Financial Reporting Standards will have on its accounting and reporting systems and other relevant aspects of its business, and has developed and is implementing strategies and procedures to effectively make this conversion when required in accordance with the time-frame and standards established by Canadian Institute of Chartered Accountants. As of the date of this Agreement, it is in compliance with all public reporting requirements under Applicable Law with respect to disclosing the anticipated effects of the conversion to International Financial Reporting Standards.

5.2

Survival of Representations and Warranties. Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance), subject to modifications made by IMG to the Lender in writing and accepted by the Lender, acting reasonably. The Lender shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 6 -

COVENANTS

6.1	Positive Covenants. During the term of this Agreement, each Obligor shall perform the covenants specified in this Section 6.1.

(1)	Payment and Operation of Business.

(a)

It shall duly pay its Obligations when due, at the times and places and in the manner required by the terms of this Agreement and shall perform its other obligations under the Loan Documents in accordance with their terms.

(b)

It shall, and shall cause each other Restricted Party to, keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(2)

Inspection. It shall, and shall cause each other Restricted Party to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Lender to inspect any of its Property, if such inspection is commercially reasonable, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by IMG provided that:

(a)	the Lender’s exercise of its rights under this Section does not unreasonably interfere with the operations of the Restricted Parties;

(b)

the Lender maintain the confidentiality of all information it receives in accordance with usual requirements of banker/customer confidentiality, and does not disclose or use it except for the purposes of this Agreement;

(c)

any Representative of the Lender who is not an employee of the Lender has executed and delivered an agreement in favour of the Obligors and the Lender to use any information obtained as a result of any inspection or examination on behalf of the Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of IMG and the Lender that there is no inherent conflict of interest between the business and clientele of the Restricted Parties and the business and clientele (other than the Lender) of that Representative.

(3)

KYC Matters. It shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Lender, or any prospective assignee or participant of the Lender, in order to comply with policies and procedures relating to Applicable Law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

6.2	Periodic Reports.

(1)

During the term of this Agreement, IMG shall deliver or cause the delivery of the reports listed below. All financial statements shall be prepared in accordance with GAAP and other reports shall be in a form satisfactory to the Lender, acting reasonably. Any report shall be considered to have been given when IMG notifies the

Lender that it has been posted by IMG on the www.sedar.com website or other website generally used in Canada for public filings by reporting issuers.

(a)

IMG shall, as soon as practicable and in any event within 45 days of the end of each of its fiscal quarters (excluding the fourth quarter), cause to be prepared and delivered to the Lender, its interim unaudited consolidated financial statements as at the end of such quarter, in each case including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position and management’s discussion and analysis;

(b)

IMG shall, as soon as practicable and in any event within 120 days after the end of each of its fiscal years, cause its consolidated annual financial statements to be prepared and delivered to the Lender including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position for such fiscal year and management’s discussion and analysis, which shall be audited by an internationally recognized accounting firm;

(c)

IMG shall, as soon as practicable and in any event within 180 days after the end of each of its fiscal years, cause the consolidated annual financial statements of each Obligor other than IMG to be prepared and delivered to the Lender including, without limitation, balance sheet, statement of income and retained earnings and statement of changes in financial position for such fiscal year;

(d)	IMG shall, concurrently with the delivery of its financial statements, provide the Lender with a Compliance Certificate;

(e)

IMG shall promptly provide the Lender with all other information reasonably requested by the Lender from time to time concerning the business, financial condition and Property of the Restricted Parties.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by IMG in preparing its financial statements for its fiscal year ended 31 December 2008, or components thereof (including changes arising from anticipated adoption of certain international accounting standards in Canada), IMG shall provide the Lender with all information that the Lender reasonably requires (without restating financial information for past periods) to ensure that reports provided to the Lender after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of this Agreement, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing IMG’s financial statements for its fiscal year ended 31 December 2008 unless and until IMG and the Lender agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(2)

Requirements for Notice. IMG shall promptly notify the Lender on becoming aware of the occurrence of any claim or other circumstance affecting any Restricted Party, the result of which if determined adversely would have a Material Adverse Effect, and shall from time to time provide the Lender with all reasonable information requested by the Lender concerning the status thereof.

6.3	Ownership of the Obligors. During the term of this Agreement, each Obligor other than IMG must be wholly-owned by IMG, directly or indirectly.

ARTICLE 7

- DEFAULT

7.1	Default. Each of the following events shall constitute an Event of Default under this Agreement:

(a)	an Obligor fails to pay any amount under Section 4.6(1) when due; or

(b)	an Obligor fails to pay fees or other Obligations (other than under Section 4.6(1)) within three Banking Days of when due; or

(c)	an Obligor makes any certification, representation or warranty under any of the Loan Documents which is incorrect or incomplete in any material respect when made or deemed to be made; or

(d)	an Obligor ceases or threatens to cease to carry on its business or admits its inability or fails to pay its obligations generally; or

(e)	there is a breach of Section 6.3; or

(f)

a default, however designated, occurs under one or more agreements or instruments relating to indebtedness for borrowed money of any Restricted Party other than the Obligations, if all applicable notice and cure periods have expired and if as a result the due date of such indebtedness in an aggregate amount of US $20,000,000 or more is accelerated, or if one or more Restricted Parties fail to pay any such indebtedness when due; or

(g)

a default, however designated, occurs under the EDC Agreement or the Syndicated Credit Agreement, if all applicable notice and cure periods have expired and if as a result the due date of the obligations of one or more Restricted Parties under the EDC Agreement and/or the Syndicated Credit Agreement is accelerated, or if one or more Restricted Parties fail to pay any such obligations when due; or

(h)

a Restricted Party becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or might have a material and adverse effect on, any material part of its Property, and such proceeding, if instituted against the Restricted

Party, or such judgment or order, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 30 days of its commencement or issuance; or

(i)

an Obligor denies its obligations under the Loan Documents or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or any of the Loan Documents is invalidated by any act, regulation or action by any Governmental Authority or is determined to be invalid by a court or other judicial entity and such determination has not been stayed pending appeal; or

(j)

one or more final judgments (from which there is no appeal), writs of execution, garnishments or attachments in execution of judgments, or similar processes representing claims in an aggregate of US $20,000,000 or more for all Restricted Parties at any time are issued or levied against any of their Property and are not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 30 days after their entry, commencement or levy; or

(k)	possession of all or a substantial portion of the Property of a Restricted Party is taken by appointment of a receiver, receiver and manager, or otherwise; or

(l)

any Person or Persons acquire Control of IMG, there is any sale, lease, exchange or other transfer (in one transaction or series of related transactions) of all or substantially all of IMG’s Property, or IMG’s shareholders approve any plan or proposal for the liquidation or dissolution of IMG; or

(m)	there is a breach of any other provision of any of the Loan Documents and such breach is not corrected or otherwise satisfied within 30 days after the Lender gives written notice thereof.

7.2	Acceleration and Termination of Rights.

(1)

If any Event of Default occurs, the Lender shall not be under any further obligation to make Advances and may give notice to the Obligors (i) declaring its obligation to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Obligors.

(2)

Notwithstanding item (1), if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lender as a result of any such event, without any notice or action of any kind by the Lender, and without presentment, demand or protest, the Lender’s obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

7.3

Remedies. On the occurrence of any event by which any of the Obligations become due and payable under Section 7.2, any security shall become immediately enforceable and the Lender may take such action or proceedings in compliance with Applicable Law as the Lender in its sole discretion deems expedient to enforce its rights, including steps to enforce any or all EDC Guarantees, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

7.4

Third Parties. No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the powers which the Lender or agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

7.5

Remedies Cumulative. The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

7.6

Set-Off or Compensation If an Event of Default has occurred and is continuing, the Lender and each of its Affiliates is hereby authorized at any time and from time to time to compensate and set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by the Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Obligors now or hereafter existing under this Agreement or any other Loan Document to the Lender, irrespective of whether or not the Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of the Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of compensation, setoff, or consolidation of accounts) that the Lender or its Affiliates may have. The Lender agrees to promptly notify the Obligors after any such compensation, setoff and application, but the failure to give such notice shall not affect the validity of such compensation, setoff and application.

ARTICLE 8 -

SUCCESSORS AND ASSIGNS

8.1	Successors and Assigns

(1)

The Loan Documents shall be binding upon and enure to the benefit of the Lender, the Obligors and their successors and assigns, except that the Obligors shall not assign any rights or obligations with respect to this Agreement or any of the other Loan Documents without the prior written consent of the Lender, which may be withheld in its absolute discretion.

(2)

Any assignment by the Lender shall become effective when IMG has been notified of the assignment, IMG has consented in writing to the assignment (unless an Event of Default has occurred and is continuing, in which case no consent is required) and the assignee has given an undertaking to the Obligors to be bound by this Agreement and to perform all of the obligations assigned to it. Any assignee shall be treated as if it were the Lender, shall be entitled to the benefit of the Loan Documents and shall be subject to the obligations of the Lender as if it were an original signatory to this Agreement, in each case to the extent of the rights and obligations assigned to it, except that, if an assignment is made while no Event of Default is continuing, the assignee shall not be entitled to any payment under Section 9.7 which would not have been required to be paid to the assignor. The Lender shall be released and discharged of the obligations it has assigned.

(3)

Following any assignment by the Lender of one or more partial interests in the Lender’s rights and obligations under this Agreement (with the result that there is more than one lender under this Agreement), the Lender and the assignee(s) may establish by agreement among themselves such procedures, including the appointment of an agent, as they may consider necessary or desirable to facilitate the ongoing administration of the Loan Documents. Any such procedures which are communicated to IMG shall be binding on the Obligors, and the Obligors shall also execute such documents as may reasonably be required to adapt the Loan Documents to fully protect the interests of the Lender and the assignee(s).

(4)

The Obligors hereby consent to the disclosure of any information relating to the Obligors to any potential assignee or any Participant, provided that the potential assignee or Participant agrees in writing to keep the information confidential.

8.2	Participations

(1)

The Lender may at any time, with the consent of IMG (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, but otherwise without the consent of, or notice to, IMG, sell participations to any Person (other than a natural person, a Restricted Party or any Affiliate of a Restricted Party) (each, a “Participant”) in all or a portion of the Lender’s rights and/or obligations under this Agreement (including all or a portion of its commitment to make Advances and/or the Advances owing to it). However, (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Obligors shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement. Any payment by a Participant to the Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by any Obligor or a new Advance to any Obligor.

(2)

Subject to the immediately following paragraph, the Obligors agree that each Participant shall be entitled to the benefits of Sections 9.7 and 9.8 to the same extent as if it were the Lender and had acquired its interest by assignment pursuant to Section 8.1. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 7.6 as though it were the Lender.

(3)

A Participant shall not be entitled to receive any greater payment under Sections 9.7 and 9.8 than the Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with IMG’s prior written consent. A Participant that would be a Foreign Lender if it were an assignee of the Lender shall not be entitled to the benefits of Section 9.7 unless IMG is notified of the participation sold to such Participant and such Participant agrees, for the benefit of IMG, to comply with that Section as though it were the Lender.

ARTICLE 9 -

MISCELLANEOUS PROVISIONS

9.1

Severability, Etc. If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

9.2

Amendment, Supplement or Waiver. No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lender, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

9.3	Governing Law.

(1)

Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Québec and the laws of Canada applicable in Québec. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the nonexclusive jurisdiction of the courts of the Province of Québec, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Québec. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(2)

Each Obligor other than IMQ hereby nominates, constitutes and appoints IMQ as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Québec, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Québec. This appointment shall be irrevocable without the prior consent of the Lender upon the appointment of a substitute agent acceptable to the Lender acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Québec upon IMQ shall be sufficient service on all Obligors.

9.4

This Agreement to Govern In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

9.5

Currency. All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars. Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

9.6	Expenses and Indemnity

(1)

IMG shall pay or cause one or more other Obligors to pay (i) all reasonable out-of-pocket expenses incurred by the Lender and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Lender, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all reasonable out-of-pocket expenses incurred by the Lender in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Lender, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

(2)

IMG shall indemnify or cause one or more other Obligors to indemnify the Lender and each Related Party of the Lender (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Restricted Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom (including any refusal by the Lender to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any hazardous substance, pollutant, contaminant or toxic or dangerous waste, substance or material as defined in or regulated by any Applicable Law or Governmental Authority from time to time (including friable asbestos and poly-chlorinated biphenals) on or from any Property owned or operated by any Restricted Party, or any remedial action taken by the Lender with respect thereto or any breach of Applicable Law with respect thereto that is related in any way to any Restricted Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by a Restricted Party and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by IMG or any other Restricted Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Restricted Party has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 9.6(1), 9.7 and 9.8.

(3)

All amounts due under this Section 9.6 shall be payable promptly after demand therefor. A certificate of the Lender setting forth the amount or amounts owing to the Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to IMG shall be conclusive absent manifest error.

9.7	Taxes.

(1)

If any Obligor or the Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(2)

Without limiting the provisions of the immediately preceding paragraph, the applicable Obligor shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(3)

Each Obligor shall indemnify the Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to IMG by the Lender shall be prima facie evidence of the amount.

(4)

As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(5)

Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which an Obligor is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of IMG, deliver to IMG, at the time or times prescribed by Applicable Law or reasonably requested by IMG, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) the Lender, if requested by IMG, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by IMG as will enable IMG to determine whether or not the Lender is subject to withholding or information reporting requirements, and (b) if the Lender ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto, it shall within five days thereof notify IMG in writing.

(6)

If the Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by an Obligor or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Obligor an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Lender and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Obligor, upon the request of the Lender, agrees to repay the amount paid over to the Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender if the Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to IMG or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

9.8	Increased Costs etc.

(1)	If any Change in Law shall:

(a)

impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Lender;

(b)

subject the Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to the Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 9.7 and the imposition, or any change in the rate, of any Excluded Tax payable by the Lender; or

(c)	impose on the Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount), then upon request of the Lender each Obligor will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(2)

If the Lender determines that any Change in Law affecting the Lender or any Lending Office of the Lender or the Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on the Lender’s capital or on the capital of the Lender’s holding company, if any, as a consequence of this Agreement, the commitments of the Lender or the Advances made by the Lender, to a level below that which the Lender or its holding company could have achieved but for such Change in Law (taking into consideration the Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Obligors will pay to the Lender such additional amount or amounts as will compensate the Lender or its holding company for any such reduction suffered.

(3)

A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to IMG shall be conclusive absent manifest error. The Obligors shall pay the Lender the amount shown as due on any such certificate within 10 days after receipt thereof by IMG.

(4)

Failure or delay on the part of the Lender to demand compensation pursuant to this Section shall not constitute a waiver of the Lender’s right to demand such compensation, except that the Obligors shall not be required to compensate the Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months before the date that the Lender notifies IMG of the Change in Law giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

9.9	Mitigation Obligations

(1)

If the Lender requests compensation under Section 9.8, or requires an Obligor to pay any additional amount to the Lender or any Governmental Authority for the account of the Lender pursuant to Section 9.7, then the Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of the Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 9.7 or 9.8, as the case may be, in the future and (ii) would not subject the Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to the Lender. The Obligors hereby agree to pay all reasonable costs and expenses incurred by the Lender in connection with any such designation or assignment.

9.10

Illegality If the Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for the Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by the Lender to IMG, any obligation of the Lender with respect to the activity that is unlawful shall be suspended until the Lender notifies IMG that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, IMG shall, upon demand from the Lender, take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. The Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of the Lender, otherwise be materially disadvantageous to the Lender.

9.11

Currency Indemnity. In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Lender under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (“the Judgment Currency”) other than the currency payable hereunder or thereunder (“the Agreed Currency”), the party against whom the judgment or order is made shall indemnify and hold the Lender harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Lender arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Lender is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Obligors hereunder, shall apply irrespective of any indulgence granted by the Lender, and shall be supported by any security.

9.12	Notices.

(1)

Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 9.12(3)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any assignment agreement or, if to an Obligor other than IMG, in care of IMG.

(2)

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 9.12(3), shall be effective as provided in that Section.

(3)

The Lender or Obligors may, in their discretion, agree to accept notices and other communications hereunder by electronic communications pursuant to procedures approved by them, but approval of such procedures may be limited to particular notices or communications.

(4)

Unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(5)	Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

9.13	Time of the Essence. Time is of the essence of this Agreement.

9.14

Further Assurances. The Obligors shall, at the request of the Lender, promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and matters as may, in the reasonable opinion of the Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

9.15

Term of Agreement. Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 4.8, 9.6, 9.7 and 9.8 shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular person’s role as Obligor or Lender.

9.16 Counterparts and Facsimile

(1)

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other

Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 4, this Agreement shall become effective when it has been executed by the Lender and when the Lender has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

9.17	Waiver of Consequential Damages Etc.

(1)

To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(2)

The Obligors acknowledge and agree that the Lender shall have no liability to them in relation to any due diligence investigations conducted by the Lender in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Obligors further acknowledge and agree that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to the Lender under or in connection with such due diligence investigations.

(3)

Each party hereto (a) certifies that no representative, agent or attorney of any other person has represented, expressly or otherwise, that such other person would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

9.18	Treatment of Certain Information: Confidentiality

(1)

The Lender agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) to EDC in connection with the EDC Guarantees, (f) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (g) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Obligors and the Obligations, (h) with the consent of IMG or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Lender on a non-confidential basis from a source other than a Restricted Party.

(2)

For purposes of this Section, “Information” means all information received in connection with this Agreement from any Restricted Party relating to any Restricted Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Lender on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Lender may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(3)

In addition, and notwithstanding anything herein to the contrary, the Lender may provide the information described on SCHEDULE C concerning the Obligors and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

9.19

Entire Agreement. This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party. Without limiting the foregoing, the discussion materials dated 12 March 2010 provided to IMG by the Lender are cancelled and superseded.

9.20

This Agreement to Govern. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

9.21

Language. The Parties have required that this Agreement and all contracts or notices relating to this Agreement be in the English language, but without prejudice to any such documents or instrument which may from time to time be drawn up in French only, or in both French and English. Les parties ont exigé que cette convention et tout contrat, document ou avis y afférent soient rédigés en langue anglaise, mais sans que cette disposition n’affecte toutefois la validité de tout tel document qui pourrait à l’occasion être rédigé en français seulement ou à la fois en français et en anglais.

9.22	Date of Agreement. This Agreement may be referred to as being dated 23 April 2010 or as of 23 April 2010, notwithstanding the actual date of execution.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

Iamgold Corporation		IAMGOLD CORPORATION
401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4
		By:	/s/ Carol Banducci
Attention:	Chief Financial Officer	Name:	Carol Banducci
Fax No.:	416 360 4750	Title:	Executive Vice President and CFO

[signature page for Iamgold Corporation credit agreement]

IAMGOLD-QUÉBEC MANAGEMENT INC.

By:	/s/ Larry Phillips
Name:	Larry Phillips
Title:	Director

[signature page for Iamgold Corporation credit agreement]

Address for Notice

National Bank of Canada		NATIONAL BANK OF CANADA
Credit Capital Markets 1155 Metcalfe Street, 5th floor Montreal, Québec H3B 4S9
		By:	/s/ Roch Ledoux
Attention:	Roch Ledoux	Name:	Roch Ledoux
Fax No.:	514 390 7860	Title:	Directeur - Director

		By:	/s/ Alain Aubin
		Name:	Alain Aubin
		Title:	Directeur - Director

[signature page for Iamgold Corporation credit agreement]

SCHEDULE A

COMPLIANCE CERTIFICATE

[see reference in Section 1.1(10)]

TO:	NATIONAL BANK OF CANADA Credit Capital Markets 1155 Metcalfe Street, 5th floor Montreal, Québec H3B 4S9
	Attention: Fax No.:	Roch Ledoux 514 390 7860

We refer to Section 6.2(1)(d) of the credit agreement dated as of 23 April 2010 between Iamgold Corporation and others as Obligors, and National Bank of Canada as Lender, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to IMG’s fiscal quarter ended                     (the “Quarter End”).

IMG hereby certifies that no Default has occurred and is continuing on the date hereof [or as the case may be].

DATED

IAMGOLD CORPORATION

By:
Name:
Title:

SCHEDULE B

NOTICE OF ADVANCE

[see reference in Section 4.4(1)]

TO:	NATIONAL BANK OF CANADA Credit Capital Markets 1155 Metcalfe Street, 5th floor Montreal, Québec H3B 4S9
	Attention: Fax No.:	Roch Ledoux 514 390 7860

We refer to Section 4.4(1) of the credit agreement dated as of 23 April 2010 between Iamgold Corporation and others as Obligors and National Bank of Canada as Lender, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

The undersigned hereby irrevocably requests as follows:

(A)	that an Advance be made under the Credit for our account

(B)	the Advance Date shall be

(C)	the Advance shall be in the form of an L/C as follows:

Nominal Amount:	( )
Expiry Date:
[Note: attach proposed form or details]

The undersigned hereby confirms as follows:

(a)

the representations and warranties made in Section 5.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)	no Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)

the undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d)	all other conditions precedents in Sections 3.1 and 3.2 of the Credit Agreement have been fulfilled.

DATED

[OBLIGOR]

By:
Name:
Title:

SCHEDULE C

INFORMATION THAT MAY BE DISCLOSED

[see reference in Section 9.18(3)]

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location	Date	Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
Measurement of Risk Assignment Language
S&P Sr. Debt	Law Firms
S&P Issuer	MAC Clause
Moody’s Sr. Debt	Springing lien
Moody’s Issuer	Cash Dominion
Fitch Sr. Debt	Mandatory Prepays
Fitch Issuer	Restrct’d Payments
(Neg Covs)
S&P Implied
(internal assessment)	Other Restrictions
DBRS
Other Ratings
Industry Classification
Moody’s Industry
S&P Industry
Parent

Financial Ratios
Security
Secured/Unsecured
Collateral and
Seniority of Claim
Collateral Value
Guarantors
Lender Names/Titles
Lender Commitment ($)
Committed / Uncommitted
Distribution method
Amortization Schedule
Borrowing Base / Advance

Rates
New Money Amount
Country of Syndication
Facility Rating (Loss given default)
S&P Bank Loan
Moody’s Bank Loan
Fitch Bank Loan
DBRS
Other Ratings

SCHEDULE D

AGREEMENT OF NEW OBLIGOR

SUPPLEMENT TO CREDIT AGREEMENT

[see reference in Section 2.7]

THIS AGREEMENT supplements the credit agreement dated as of 23 April 2010 between Iamgold Corporation and others as Obligors and National Bank of Canada as Lender, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).

RECITALS

A. Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B. The Credit Agreement contemplates that further wholly-owned Restricted Parties of IMG incorporated in Canada may become Obligors in certain circumstances.

C. IMG has requested that — (the “New Obligor”) become an Obligor.

D. Documents required by Section 2.7 of the Credit Agreement have been delivered by or in respect of the New Obligor.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1. The New Obligor hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Obligor certifies that all representations concerning Obligors in the Credit Agreement are true and correct with respect to the New Obligor as of the date of this Agreement.

2. The Lender acknowledges that the New Obligor shall be an Obligor as of the date of this Agreement.

IN WITNESS OF WHICH, the undersigned have executed this Agreement as of —.

NATIONAL BANK OF CANADA

By:
Name:
Title:

[New Obligor]

By:
Name:
Title:

SCHEDULE E

FORM OF EDC ACCOUNT PERFORMANCE SECURITY GUARANTEE

[see reference in Section 1.1(18)]

[see attached]

ACCOUNT PERFORMANCE SECURITY GUARANTEE

(ACCOUNT PSG)

CERTIFICATE OF COVER

Account No. 49369

This Account PSG Certificate of Cover (the “Certificate”) is issued on April 23, 2010 in Ottawa, Ontario, by Export Development Canada (“EDC”) to National Bank of Canada (the “Bank”), with offices located in Montreal, Quebec, Canada. This Certificate cancels and replaces any previous Certificate issued for Account PSG No. 49369.

This Certificate is subject to the General Terms and Conditions Form No. A-PSG(e)-(12-2009) of EDC’s Account Performance Security Guarantee. The following specific terms and conditions apply to this Account PSG.

Customer:	IAMGOLD Corporation having offices located in Toronto, Ontario.

Affiliate(s):	a wholly-owned subsidiary of the Customer having offices located in Longueuil, Quebec, Canada.

Maximum Aggregate Liability:	USD 50 million

Account PSG
Validity Period:

From April 23, 2010 to April 22, 2013, or such earlier date if either EDC or the Bank accelerates the Account PSG Validity Period pursuant to Section 13 of the Account PSG General Terms and Conditions.

Account PSG Currency:	The lawful currency of the United States of America (“USD”).

Listed Currency:

If a Bank Instrument or Bank Instructions are denominated in the lawful currency of Canada (“CAD”) or USD (each a “Listed Currency”), the Account PSG Fee and any payment of the Guaranteed Amount by EDC shall be paid in the currency of the applicable Bank Instrument or Bank Instructions. For Bank Instruments or Bank Instructions denominated in any other currency, the Account PSG Fee and any payment of the Guaranteed Amount by EDC shall be paid in the Account PSG Currency.

Maximum Guaranteed
Amount:

For any one Bank Instrument or Bank Instructions, the aggregate of (1) the principal amount payable by the Bank under a Bank Instrument or the Bank Instructions, and (2) any interest stated on the face of the Bank Instrument as being payable by the Bank or the Foreign Bank, as the case may be, which aggregate amount cannot exceed the equivalent of USD 50 million.

Account PSG Fee Rate:	0.0625% for each Bank Intrument or Bank Instructions per month of coverage.

Address for Notices:

Account Performance Security Guarantee
Account PSG No49369	Page 2 of 3

for the Bank:		for EDC:

National Bank of Canada Corporate and Investment Banking Group 1155 Metcalfe, 5th Floor Montreal, Quebec, Canada H3B 4S9		Export Development Canada 151 O’Connor Street Ottawa, ON K1A 1K3
		Attention:	Contract Insurance and Bonding
Attention:	Director, Credit Capital Markets
		Fax:	(613) 597-8504
Fax:	(514) 390-7860

Special Conditions:

The following Special Conditions shall apply to this Account PSG.

1. Subsection 4(5) of the General Terms and Conditions is hereby deleted and replaced with the following:

“EDC shall compute the Account PSG Fees at the rate specified in the Account PSG Certificate of Cover. The Account PSG Fees shall be computed and paid in the currency of the Bank Instrument if the Bank Instrument is denominated in a Listed Currency and in the Account PSG Currency for Bank Instruments denominated in any other currency. The Account PSG Fees will be calculated with respect to the maximum liability amount for the Bank Instrument or Bank Instructions as specified by EDC in the confirmed Request for Cover.”

2. Section 8 of the General Terms and Conditions is deleted and replaced with the following:

“Payments by EDC shall be made in the currency of the Bank Instrument or the Bank Instructions if the Bank Instrument or Bank Instructions are denominated in a Listed Currency and in the Account PSG Currency if the Bank Instrument or the Bank Instructions are denominated in any other currency. For the purpose of determining the amount to be paid by EDC if the Bank Instrument or Bank Instructions are not denominated in a Listed Currency, the amount paid by the Bank shall be converted to the Account PSG Currency at the lesser of the daily noon mid-market rate for such conversions applicable at EDC’s bank on:

(1)	the date of EDC’s Confirmation of coverage to the Bank; and

(2)	the date on which the Bank made the payment to the Beneficiary or to the Foreign Bank.

3. Section 10 of the General Terms and Conditions is renumbered in accordance with the following:

(a)	The first paragraph of Section 10 is now renumbered to be Subsection (1).

(b)	The following is added after Subsection (1):

“(2) For the purpose of tracking payments made by EDC as against its Maximum Aggregate Liability, any amount paid to the Bank in a currency other than the Account PSG Currency shall be converted to the Account PSG Currency at the daily noon mid-market rate in effect for such conversions at EDC’s bank as of the date on which the Bank is paid by EDC.”

4. Section 13(1) of the General Terms and Conditions is hereby deleted and replaced with the following:

Account Performance Security Guarantee
Account PSG No49369	Page 3 of 3

13.(1)

This Account PSG shall terminate on the last day of the Account PSG Validity Period or on such earlier date as may be specified in a notice of termination. Either party may terminate this Account PSG at any time by providing not less than 15 days’ notice. In addition, EDC may terminate this Account PSG immediately:

(a)	if EDC has notified the Bank that any of the Customer’s representations and warranties under the Performance Security Guarantee Issuance Agreement entered into by EDC and the Customer are untrue;

(b)

upon the acceleration of the Customer’s repayment obligations under the Credit Agreement, and “Credit Agreement” means that certain amended and restated credit agreement dated as of March 24, 2010 among, inter alia, the Customer, as borrower, certain of its subsidiaries, as guarantors, The Bank of Nova Scotia, as administrative agent and the lenders party thereto, as amended, restated, supplemented or otherwise modified from time to time; or

(c)	if EDC has notified the Bank that the Customer’s environmental covenants under Performance Security Guarantee Issuance Agreement have not been complied with to EDC’s satisfaction.

5. Subsection 1(f) of Schedule “B” is hereby deleted and replaced with the following:

“for a term of not more than thirty-six months and have a fixed expiry date that is expressed as a calendar date, subject to extension as provided in paragraph (2) (a) below;”

6. Subsection 1(g) of Schedule “B” is hereby deleted and replaced with the following:

“in a Listed Currency or in any other currency that is acceptable to EDC.”

7. Subsection 2(a) of Schedule “B” is hereby deleted and replaced with the following:

“permit automatic extensions to the expiry date, unless the Bank Instrument or Bank Instructions provide in effect that the Bank is deemed to agree to an extension of the current expiry date of the Bank Instrument or Bank Instructions, as the case may be, if the Bank has not given notice to the contrary to the Foreign Bank or Beneficiary, as the case may be, not less than 60 days prior to such current expiry date;”

8. For greater certainty, notwithstanding the change to Subsection 2(a) of Schedule “B”, before choosing not to give notice to the contrary, the Bank shall request EDC’s confirmation for an extension of the current expiry date of the Bank Instrument or Bank Instructions. EDC’s sole and absolute discretion in determining whether or not to provide the confirmation as requested shall not be in any way affected by any extension or deemed extension of the Bank Instrument or Bank Instructions by the Bank.

EXPORT DEVELOPMENT CANADA

Account Performance Security Guarantee	Page 1 of 11

ACCOUNT PERFORMANCE SECURITY GUARANTEE

GENERAL TERMS AND CONDITIONS

DEFINITIONS

Definitions	1.

In this Account Performance Security Guarantee (“Account PSG”) and any Amendment or Schedule hereto, capitalized terms have the meanings ascribed to them below or in the Account PSG Certificate of Cover:

(1)

“Account PSG Certificate of Cover” means the certificate issued by EDC in conjunction with these General Terms and Conditions for the purpose of setting out the details of cover for this Account PSG, together with any Special Conditions that amend or supplement the General Terms and Conditions;

		(2)	“Account PSG Fee(s)” means the fees, as determined pursuant to Section 4, to be paid by the Bank with respect to Bank Instruments or Bank Instructions for which Confirmations are issued;

		(3)	“Bank Instructions” means the Bank’s written instructions requesting issuance of a Bank Instrument by a Foreign Bank;

(4)

“Bank Instrument” means any standby letter of credit or letter of guarantee that is required (a) by a Contract or by a tender for a Contract, or (b) with respect to performance or financial obligations of the Customer or an Affiliate, and in either case, that has been or will be issued to the Beneficiary by the Bank or the Foreign Bank;

		(5)	“Beneficiary” means the entity who is entitled to make a demand under a Bank Instrument;

(6)

“Business Day” means any day excluding Saturday, Sunday and any other day which is a legal holiday in Ottawa, Canada or in the Canadian province or territory in which the branch of the Bank is located;

		(7)	“Confirmation” means the acceptance by EDC of a Request for Cover, as evidenced by EDC’s completion of the Confirmation section of the Request for Cover;

		(8)	“Contract” means any contract for the provision of goods and/or services that is to be awarded by an Obligee or that is entered into by the Customer or an Affiliate with an Obligee;

		(9)	“Covered Instrument Validity Period” means the validity period of a Bank Instrument or Bank Instructions covered under this Account PSG, as set out by EDC in the confirmed Request for Cover;

		(10)	“Demand Expiry Date” means, in the case of each Bank Instrument or Bank Instructions, the later of (a) the 90th day following the expiry date of the Bank

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 2 of 11

Instrument or the Bank Instructions, as the case may be; and (b) the 30th day following the lifting of an Injunction;

		(11)	“Eligibility Criteria” means the criteria set out in Schedule “B”;

		(12)	“Foreign Bank” means a bank that has issued a Bank Instrument at the request of the Bank and in accordance with the Bank Instructions;

		(13)	“Guaranteed Amount” means the lesser of the following amounts:

(a)

as applicable, (i) the amounts of principal and interest paid by the Bank, either to a Beneficiary or to such person as a Beneficiary may have directed in writing in accordance with applicable law, in either case, pursuant to and in strict compliance with the terms of a Bank Instrument, or (ii) the amounts, excluding inter-bank fees, costs and expenses or inter-bank interest charges, paid by the Bank to the Foreign Bank pursuant to and in strict compliance with the terms of the Bank Instructions;

(b) the maximum liability for the Bank Instrument or Bank Instructions, as the case may be, as set out by EDC in the confirmed Request for Cover; and

(c) the Maximum Guaranteed Amount, as set out in the Account PSG Certificate of Cover;

(14)

“Injunction” means any legal injunction or other court order, issued prior to the expiry of a Bank Instrument or Bank Instructions by a court of competent jurisdiction, which is enforceable against the Bank and which prohibits the Bank from complying, prior to the expiry of the Bank Instrument or Bank Instructions, with a demand for payment made pursuant to the Bank Instrument or Bank Instructions, as the case may be; and

(15)

“Obligee” means an entity to which the Customer or an Affiliate owes a financial or performance obligation, including an entity that has issued an invitation to tender with respect to a Contract or that has entered into a Contract with the Customer or an Affiliate; and

(16)

“Request for Cover” means a request made by the Bank, in the form attached hereto as Schedule “A”, for the purpose of obtaining or amending cover under this Account PSG for a Bank Instrument or Bank Instructions.

GUARANTEE

Guarantee	2.

In consideration of the Bank’s undertaking to pay the Account PSG Fees as applicable and subject to the terms and conditions hereof, EDC hereby unconditionally and irrevocably guarantees to the Bank the payment of the Guaranteed Amount provided that:

(1)

the payment or partial payment made by the Bank to the Beneficiary under the Bank Instrument or to the Foreign Bank under the Bank Instructions was made in strict compliance with the terms thereof and the demand for such payment was made within the Covered Instrument Validity Period;

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 3 of 11

		(2)	the Bank does not agree to any alteration to the terms of the Bank Instrument or the Bank Instructions without the prior written consent of EDC; and

		(3)	the Bank submits a written request to EDC for payment of the Guaranteed Amount in accordance with the provisions of Section 6 of this Account PSG on or before the Demand Expiry Date.

EDC agrees that its obligations to the Bank hereunder shall not be adversely affected and that this Account PSG shall not be voided by reason of any statement, declaration, certification, representation or warranty, made or given by the Customer, being untrue, incomplete or incorrect in any way or to any extent or by reason of any breach or contravention by the Customer of any covenant or agreement in favour of EDC.

BANK’S OBLIGATIONS AND DECLARATIONS

Applicability	3.	This Account PSG shall only apply to Bank Instruments or Bank Instructions for which a Request for Cover has been submitted and a Confirmation issued and for which the Account PSG Fees have been paid.

Request for Cover and Fees	4.	(1)

For any new Bank Instrument or Bank Instructions that have or will be issued and for any Bank Instrument or Bank Instructions that are already covered under this Account PSG and for which an amendment is to be made changing the value or the Covered Instrument Validity Period, the Bank shall submit a Request for Cover.

		(2)

When completing the Request for Cover, the Bank must declare all of the principal and interest that is payable to the Beneficiary under the terms of the Bank Instrument or to the Foreign Bank under the terms of the Bank Instructions, as the case may be.

		(3)

The Bank must attach to the Request for Cover a copy of each Bank Instrument listed in the Request for Cover and if applicable, a copy of the related Bank Instructions and in the case of an amendment to a Bank Instrument, a copy of the amended Bank Instrument or of the amended Bank Instructions.

		(4)

If all of the Eligibility Criteria are met and EDC is prepared to provide cover for the Bank Instrument or Bank Instructions under this Account PSG, EDC shall insert the required information, sign the Confirmation and return a copy to the Bank within 3 Business Days of receipt of the Request for Cover. If any of the Eligibility Criteria is not met or if the amounts payable by the Bank under a Bank Instrument or Bank Instructions exceeds the Maximum Guaranteed Amount, EDC may request additional information which may lengthen the Confirmation process. EDC shall have sole and absolute discretion in determining whether or not to provide cover for a Bank Instrument or Bank Instructions and may decline to cover a Bank Instrument or Bank Instructions even if the Bank Instrument or Bank Instructions meet the Eligibility Criteria.

		(5)

EDC shall compute the Account PSG Fees at the rate specified in the Account PSG Certificate of Cover. The Account PSG Fees shall be computed and paid in the Account PSG Currency for Bank Instruments or Bank Instructions denominated in any other currency. The Account PSG Fees will be calculated with respect to the maximum liability amount for the Bank Instrument or Bank Instructions as specified by EDC in the confirmed Request for Cover.

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 4 of 11

		(6)		If a Bank Instrument is, or Bank Instructions are, cancelled and returned before its expiry, or amended to reduce its validity period or value, there shall be no refund of the Account PSG Fees.

(7)

At the time of a Request for Cover, EDC will determine EDC’s aggregate exposure in accordance with Section 9 and where such exposure exceeds EDC’s Maximum Aggregate Liability, EDC will not issue a Confirmation for such Request for Cover.

Bank’s Obligations	5.	The Bank shall:

		(1)	advise EDC forthwith of any demand under any Bank Instrument or Bank Instructions or any notice of intention to demand under any Bank Instrument or Bank Instructions; and

		(2)	at the request of EDC and subject to any legal or confidentiality restrictions affecting the Bank:

			(a)	provide EDC with all information in its possession with respect to any matter under this Account PSG;

			(b)	take all reasonable steps to allow EDC to obtain any information or to review any document that relates to this Account PSG and that is in the possession of a third party; and

(c)

permit EDC, at its cost, to make copies of all letters, communications, accounts with respect to any Bank Instrument, Bank Instructions, or other documents in the possession or control of the Bank relating to any matter under this Account PSG.

REQUEST FOR PAYMENT

Request for Payment	6.	(1)

If the Bank makes a full or partial payment to the Beneficiary or to the Foreign Bank under the terms of any Bank Instrument or Bank Instructions, as the case may be, the Bank may submit a payment request to EDC under this Account PSG. The Bank is not required to, before submitting a payment request hereunder, (a) demand payment of the Guaranteed Amount from the Customer or from any other person who is required to reimburse the Bank under a reimbursement agreement, guarantee or security agreement (“Other Person”), or (b) pursue any rights or remedies against, or take any action against, the Customer or any Other Person, including enforcing any security interest held by the Bank against the Customer or any Other Person or filing any claim in the bankruptcy, insolvency, reorganization or winding-up proceedings of the Customer or any Other Person. If the Bank has made partial payments, the Bank may submit a payment request hereunder for each such partial payment.

(2)

Any request for payment submitted hereunder shall be in writing and must be made no later than the relevant Demand Expiry Date by delivery to EDC of a completed Account PSG payment request form. In completing the form, the Bank is entitled to rely on information provided by the Foreign Bank in circumstances where payment under the Bank Instrument was made by the Foreign Bank.

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 5 of 11

	(3)

Notwithstanding anything to the contrary hereunder, when a demand for payment is made to the Bank under the Bank Instrument or the Bank Instructions, as the case may be, in strict accordance with the terms thereof, and the Bank is prohibited from making payment in response to such demand as a result of an Injunction, then any payment by the Bank, after the lifting of the Injunction, in accordance with its obligations under the Bank Instrument or the Bank Instructions, as the case may be, or according to its obligations under applicable law, will be deemed to be a payment made by the Bank under Section 2(1).

Payment	7.

Within five Business Days of receipt of an Account PSG payment request form and subject to the Maximum Aggregate Liability, EDC shall pay the Guaranteed Amount to the Bank. In computing the amount to be paid to the Bank, EDC may deduct from the amount paid by the Bank with respect to the Bank Instrument or Bank Instructions, as the case may be, any amount that the Bank may have received as a return or repayment with respect to such amount during the interim between the date on which the payment request was made hereunder by the Bank and the date of payment by EDC

		CURRENCY OF PAYMENT

Currency of Payment	8.

Payments by EDC shall be made in the Account PSG Currency. For the purpose of determining the amount to be paid by EDC if the Bank Instrument or Bank Instructions are not denominated in the Account PSG Currency, the amount paid by the Bank shall be converted to the Account PSG Currency at the lesser of the daily noon mid-market rate for such conversions applicable at EDC’s bank on:

		(2)	the date of EDC’s Confirmation of coverage to the Bank; and

		(3)	the date on which the Bank made the payment to the Beneficiary or to the Foreign Bank.

		EDC’S AGGREGATE EXPOSURE

EDC’s Aggregate Exposure	9.

For the purpose of determining if any further Requests for Cover can be considered, EDC will track its aggregate exposure in the Account PSG Currency. At any time, EDC’s aggregate exposure shall be equal to the aggregate amount of all Bank Instruments and Bank Instructions for which EDC has issued Confirmations less Bank Instrument or Bank Instructions amounts:

		(1)	for which EDC has not made a payment hereunder and the Bank can no longer submit a payment request because the Demand Expiry Date has been reached; and

		(2)

for which the Bank has advised EDC that EDC is released from liability because the Bank Instrument or Bank Instructions have been cancelled and returned by the Beneficiary or the Foreign Bank, as the case may be.

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 6 of 11

		MAXIMUM AGGREGATE LIABILITY

Maximum Aggregate Liability	10.

Notwithstanding the aggregate of the maximum liability amounts for Bank Instruments and Bank Instructions set out by EDC in the confirmed Requests for Cover, EDC’s maximum aggregate liability under this Account PSG is limited to the Maximum Aggregate Liability specified in the Account PSG Certificate of Cover.

		REIMBURSEMENT

Reimbursement	11.

If EDC has paid a Guaranteed Amount and the Bank subsequently receives any monies, from any person, as a full or partial return or repayment in respect of the amount paid by the Bank under the Bank Instrument or the Bank Instructions, the Bank shall remit such funds to EDC up to the amount paid by EDC to the Bank. Any such sums shall be held by the Bank for the benefit of EDC until remitted to EDC.

		GENERAL

Notice	12.

Every notice, demand, request, consent, approval, waiver or agreement to be given or made hereunder shall be in writing and shall be delivered to the other party by hand, sent by electronic mail or by mail, or transmitted by fax and shall be deemed to have been given and received, if delivered by hand, upon delivery; if sent by mail, the earlier of the actual receipt and seven (7) days after posting; and if transmitted by fax or sent by electronic mail, the earlier of the actual receipt and the second day following the date of transmission, in each case excluding Saturdays and Sundays and those statutory holidays upon which the offices of EDC and the Bank are normally closed for business. The mailing addresses and fax numbers of EDC and the Bank for such purposes shall be those specified in the Account PSG Certificate of Cover or such other address or fax number as EDC or the Bank may from time to time notify the other party in writing.

Termination	13.	(1)

This Account PSG shall terminate on the last day of the Account PSG Validity Period or on such earlier date as may be specified in a notice of termination. Either party may terminate this Account PSG at any time by providing not less than fifteen 15 days notice.

		(2)

Notwithstanding any termination under Section 13(1), this Account PSG shall continue in full force and effect with respect to any Bank Instruments or Bank Instructions for which a Request for Cover has been submitted prior to the date of termination and for which a Confirmation has been issued.

Changes to Schedules	14.	EDC may revise the Schedules at any time. A revised Schedule shall be effective as of the date on which it is deemed to have been received by the Bank.

Entire Agreement	15.

The Account PSG contract between EDC and the Bank consists of the Account PSG Certificate of Cover, the General Terms and Conditions, the Requests for Cover and the Confirmations and any attachments or Schedules to those documents.

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 7 of 11

Assignment	16.	The Bank shall not assign this Account PSG or any right, title or interest herein, without the prior written approval of EDC which will not be unreasonably withheld.

Severability	17.

If any provision of this Account PSG or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Account PSG and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each provision of this Account PSG shall be separately valid and enforceable to the fullest extent permitted.

Interpretation	18.

The marginal notes and headings in this Account PSG have been inserted for convenience of reference only and do not form part of this Account PSG, and shall not be referred to in the interpretation of this Account PSG. All references herein to “Section” shall refer to sections of this Account PSG. Unless the context requires otherwise, the singular shall include the plural and vice versa.

Governing Law	19.

This Account PSG shall be governed by the laws of the Canadian province or territory in which the branch of the Bank is located (as set out in the Address for Notices) and by the laws of Canada as applicable therein. If the Bank does not have a branch in Canada, this Account PSG shall be governed by the laws of the province of Ontario and by the laws of Canada applicable therein.

EXPORT DEVELOPMENT CANADA

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 8 of 11

SCHEDULE “A”
REQUEST FOR COVER FORM	APSG No 49369

Part A should be completed for new Bank Instruments or Bank Instructions and Part B should be completed for Bank Instruments or Bank Instructions already covered under the Account PSG that are to be amended.

¢ Part A- NEW BANK INSTRUMENTS/BANK INSTRUCTIONS

The Bank hereby declares that the Customer has requested that the Bank issue the Bank Instrument(s) in the form(s) attached hereto or request the issuance of the Bank Instrument(s) in accordance with the Bank Instructions in the form(s) attached hereto and the Bank hereby requests cover the Facility for such Bank Instrument(s).

EDC ONLY
Bank Instrument Reference	Bank Instrument Date of Expiry	Country	Currency	Principal and Interest Amount (interest is restricted to the Bank Instrument)	Type of bond (i.e. bid, performance, supply, regulatory, utility,...)	EDC Reference No.	FX rate at date of confirmation	Account PSG Currency	Maximum Liability for Bank instrument or Bank Instructions	Covered Instrument Validity Period	Account PSG fees

Bank:

Contact	Total due in APSG Currency:

Date:

Fax or e-mail:

CONFIRMATION: EDC hereby confirms that the Bank Instrument(s) and/or Bank Instructions, for which an EDC Reference No. has been assigned, are covered under the Account PSG, subject to payment by the Bank of the required Account PSG Fee(s) within fifteen (15) days of the date of this Confirmation. If the Account PSG Fee(s) is not received within that time, EDC shall have no liability with respect to such Bank Instrument(s) or Bank Instructions. Bank Instruments or Bank Instructions for which an EDC Reference No. has not been assigned are not covered under the Account PSG.

EDC OFFICER SIGNATURE	EDC OFFICER SIGNATURE	DATE OF CONFIRMATION

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 9 of 11

SCHEDULE “A”
REQUEST FOR COVER FORM	APSG No. 49369

¢ Part B- AMENDMENTS TO COVERED BANK INSTRUMENTS/ BANK INSTRUCTIONS

The Bank hereby declares that the Customer has requested that the Bank make amendments to the Bank Instrument(s) or to Bank Instructions in the form(s) attached hereto and the Bank hereby requests cover under the Account PSG with respect to such amended Bank Instrument(s) or Bank Instructions.

EDC ONLY
Bank Instrument Reference	Date of Declaration to EDC	Amendment Number	Currency	Revised Principal and Interest Amount and Currency	Revised Expiry Date	EDC reference No.	FX rate at date of confirmation	Account PSG currency	Revised Maximum Liability for Bank instrument or Bank Instructions	Revised Covered Instrument Validity Period	Account PSG fees

Bank:

Contact:	Total due in Account PSG Currency

Date:

Fax or e-mail:

CONFIRMATION: EDC hereby confirms that the Bank Instrument(s) and/or Bank Instructions, for which an EDC Reference No. has been assigned, are covered under the Account PSG, subject to payment by the Bank of the required Account PSG Fee(s) within fifteen (15) days of the date of this Confirmation. If the Account PSG Fee(s) is not received within that time, EDC shall have no liability with respect to such Bank Instrument(s) or Bank Instructions. Bank Instruments or Bank Instructions for which an EDC Reference No. has not been assigned are not covered under the Account PSG.

EDC OFFICER SIGNATURE	EDC OFFICER SIGNATURE	DATE OF CONFIRMATION

Form No. A-PSG(e)-(12-2009)

Account Performance Security Guarantee	Page 10 of 11

SCHEDULE “B” to Account PSG No. BLANK

ELIGIBILITY CRITERIA

The Eligibility Criteria, listed below, are for the Bank’s information only. The Bank has no obligation to monitor or confirm compliance with the Eligibility Criteria. EDC has sole and absolute discretion in determining whether or not to provide cover for a Bank Instrument or Bank Instructions and may decline to cover a Bank Instrument or Bank Instructions, even if the Bank Instrument or Bank Instructions meet the Eligibility Criteria. If any of the following Eligible Criteria have not been met, EDC reserves the right to request additional information or to decline cover a Bank Instrument or Bank Instructions.

(1) To be eligible for coverage under this Account PSG, a Bank Instrument or Bank Instructions must be:

(a)	issued during the Account PSG Validity Period;

(b)

a bid guarantee, advance payment guarantee, performance guarantee, warranty guarantee, maintenance guarantee, supplier guarantee*, a guarantee to secure license, permit, customs, carnet or regulatory obligations;

*

For supplier guarantees, the following conditions precedent to payment under the Bank Instrument must be included in the Bank Instrument: (1) receipt by the Bank or Foreign Bank of a copy of the applicable unpaid invoice, and (2) where applicable, receipt by the Bank or Foreign Bank of proof of delivery of the applicable goods delivered under the Contract.

(c)

issued to, or issued in respect of, a Beneficiary, or issued on behalf of an Affiliate, who is, in any case, located in a country acceptable to EDC. For greater certainty, a Beneficiary or an Affiliate must be located outside the following countries and outside such other countries as EDC may determine from time to time:

Belarus

Iran

Myanmar (Burma)

North Korea

Zimbabwe

(d)

issued to, or issued in respect of a Beneficiary, or issued on behalf of an Affiliate who is not an entity or person listed or published on the Anti-Terrorism Act (S.C. 2001, Chapter 41, as amended) and Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (SOR/2001-360, as amended) or on any other applicable anti-terrorism legislation and regulations on the issuance date of the Bank Instrument or Bank Instructions;

(e)

for an amount that does not exceed the Maximum Guaranteed Amount when the Bank Instrument is or Bank Instructions are expressed in the Account PSG Currency and for an amount that must be written alphanumerically;

(f)	for a term of not more than thirty-six months and have a fixed expiry date that is expressed as a calendar date;

(g)	in the Account PSG Currency or in any other currency that is acceptable to EDC;

Account Performance Security Guarantee	Page 11 of 11

(h)

operative only as of the date on which the Customer receives the advance payment or progress payment if the Bank Instrument or Bank Instructions have been issued with respect to an advance payment or a progress payment;

(i)	written in English or in French.

(2) To be eligible for coverage under this Account PSG, a Bank Instrument or Bank Instructions must not:

(a)	permit automatic extensions to the expiry date;

(b)	be transferable or assignable; or

(c)

contain provisions that would require the Bank or the Foreign Bank, to make payment or reimbursement under the Bank Instrument or the Bank Instructions, as applicable, notwithstanding (A) any legal injunction or court order or any law, act, regulation, order or decree of a Government restraining, forbidding or otherwise enjoining such payment or reimbursement or (B) any defense to payment or reimbursement that the Bank or Foreign Bank may have based on fraud, forgery, lack of authority or any other defect not apparent on the face of the documents presented for payment or reimbursement.